UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 31, 2021	By	/s/ Santosh Haldankar
Name: Santosh Haldankar Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated March 30, 2021 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Appointment of Additional Independent Director.

Exhibit I

March 30, 2021

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs/Madam,

Sub: Appointment of Additional Independent Director

We are pleased to inform that the Board of Directors of the Bank have approved  the appointment of Dr. (Ms.) Sunita Maheshwari (DIN: 01641411) as an Additional Independent Director of the Bank for a period of five (5) years effective from today, i.e. March 30, 2021, subject to the approval of the shareholders. A brief profile of Dr. (Ms.) Maheshwari is given below:

Dr. (Ms.) Sunita Maheshwari is a US Board certified Pediatric Cardiologist who grew up in Hyderabad, completed her MBBS at Osmania Medical College followed by post-graduation at AIIMS, Delhi and Yale University in the US. With over 30 years of experience, she has lived and worked in the US and India. In addition to being a clinician, Dr. (Ms.) Maheshwari is a medical entrepreneur and co-founder at (a) Teleradiology Solutions (India’s first and largest teleradiology company that has provided over 5 million diagnostic reports to patients and hospitals globally including for the Tripura state government), (b) Telrad Tech which builds AI enabled tele health software and (c) RXDX healthcare – a chain of multi-specialty neighborhood clinics in Bangalore. She has also incubated other start-up companies in the tele-health space such as Healtheminds – a tele-counselling platform. She is active in the social arena in India where she runs 2 trust funds. ‘People4people’ has put up over 450 playgrounds in government schools and Telrad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching - She has been running India’s e-teaching program for postgraduates in Pediatric Cardiology for over a decade. In 2019, she helped the Kerala National health mission Hridayam launch e-classes in Pediatric cardiology for pediatricians in the state. She has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Ms.) Maheshwari is the recipient of several prestigious awards and honours including: WOW (Woman of Worth) 2019 award, Outlook Business; 50 most powerful women of India, March 2016; Amazing Indian award- Times Now 2014; Top 20 women

Health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, amongst others.

Dr. (Ms.) Maheshwari has also been appointed as a director having experience in small scale industries, in terms of Section 10 A (2)(a) of the Banking Regulation Act, 1949.

She is not debarred from holding office of director by virtue of any SEBI order or any other such authority. She is not related to any director of the Bank.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary